Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended September 30,
	2007	2008	2009	2010	2011
Earnings:
Earnings from continuing operations before income taxes	$3,107	3,645	2,450	2,879	3,631
Fixed charges	356	351	362	398	370
Earnings, as defined	$3,463	3,996	2,812	3,277	4,001

Fixed Charges:
Interest expense	$261	244	244	280	246
One-third of all rents	95	107	118	118	124
Total fixed charges	$356	351	362	398	370

Ratio of Earnings to Fixed Charges	9.7X	11.4X	7.8X	8.2X	10.8X